

October 27, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (609) 860-0138

Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re: Innophos Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 20, 2006**
> **File No. 333-135851**

Dear Mr. Gress:

        We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that if the shares are offered at $16 per share and the over-allotment option is exercised, the aggregate value of the securities sold by the company and the selling shareholder will exceed the amount being registered. Please revise the prospectus or the fee table as necessary to ensure that you are registering the full amount of your offering.

2. We note your response to comment 7 of our letter dated August 11, 2006. If you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider revising your document to indicate that you are liable for, and investors are entitled to rely upon, the information contained in any such free writing prospectus.

Dilution, page 31

3. Please revise to provide the decrease in net tangible book deficit to existing shareholders in your narrative disclosure.

Description of Our Indebtedness, page 92
Senior Credit Facility, page 92

4. We note your statement on page 93 that you are seeking to amend your senior credit facility in order to obtain greater flexibility for Innophos, Inc., to pay dividends to Innophos Investments, and to exclude the proceedings of this offering from mandatory prepayment provisions. Please update us on the status of these efforts and revise your prospectus accordingly. If the consequences of failing to amend the terms would have material effect, consider revising your prospectus to provide risk factor disclosure.

Exhibits

5. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please include the time period necessary for our review in your planning process regarding acceleration of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Joshua N. Korff (*via facsimile* 212/446-4900)
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10023